August 13, 2019

Brad J. Moynes
Chief Executive Officer
Digatrade Financial Corp
1500 West Georgia St., Suite 1300
Vancouver, British Columbia
Canada V6G-2Z4

       Re: Digatrade Financial Corp
           Annual Report on Form 20-F
           Filed April 26, 2019
           File No. 000-52145

Dear Mr. Moynes:

        We issued comments to you on the above captioned filing on May 23, 2019. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 23, 2019.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Beverages, Apparel and
                                                             Mining
cc:    Christopher Tinen, Esq.